SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # 3)

  Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

             Common Stock, par value $0.0001 per share

(Title of Class of Securities)

     867328502___

(CUSIP Number)

Hilary Strain

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see   the Notes).

CUSIP # 867328502

13D

Page 2 of 15 pages

1.	Names of Reporting Persons. Alta BioPharma Partners III, L.P.
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 20,596,148 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 20,596,148 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,596,148 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% (b)
14.	Type of Reporting Person PN

(a) Alta BioPharma Partners III, L.P. (“ABPIII”) has sole voting and dispositive control over 15,487,876 shares of Common Stock of Sunesis Pharmaceuticals, Inc. (the “Issuer”), and 5,108,272 shares of Common Stock underlying warrants of the Issuer (“Warrants”), except that Alta BioPharma Management III, LLC (“ABMIII”), the general partner of ABPIII, and Jean Deleage (“Deleage”),  Farah Champsi (“Champsi”), Edward Hurwitz (“Hurwitz”), and Edward Penhoet (“Penhoet”), directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) The percentage set forth in row (13) is based on an aggregate of 221,175,163 shares of Common Stock outstanding after the Common Equity Closing and automatic Preferred Stock conversion on June 30, 2010.

CUSIP # 867328502

13D

Page 3 of 15 pages

1.	Names of Reporting Persons. Alta BioPharma Partners III GmbH & Co. Beteiligungs KG
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,383,186 (c)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,383,186 (c)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,383,186 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (b)
14.	Type of Reporting Person PN

(c)   Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (“ABPIIIKG”) has sole voting and dispositive control over 1,040,135 shares of Common Stock and 343,051 shares of Common Stock underlying Warrants, except that ABMIII, the managing limited partner of ABPIIIKG, Deleage, Champsi, Penhoet, and Hurwitz, directors of ABMIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502

13D

Page 4 of 15 pages

1.	Names of Reporting Persons. Alta BioPharma Management III, LLC
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 21,979,334 (d)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 21,979,334 (d)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,979,334 (d)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% (b)
14.	Type of Reporting Person OO

(d)   ABMIII shares voting and dispositive power over (i) 15,487,876 shares of Common Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII and (ii) 1,040,135 shares of Common Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG.

CUSIP # 867328502

13D

Page 5 of 15 pages

1.	Names of Reporting Persons. Embarcadero BioPharma Partners III, LLC
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 507,569 (e)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 507,569 (e)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 507,569 (e)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (b)
14.	Type of Reporting Person OO

(e) Alta Embarcadero BioPharma Partners III, LLC (“AEBPIII”) has sole voting and dispositive control over 381,683 shares of Common Stock 125,886 shares of Common Stock underlying Warrants, except that Deleage, Champsi, Penhoet, and Hurwitz, managers of AEBPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP # 867328502

13D

Page 6 of 15 pages

1.	Names of Reporting Persons. Farah Champsi
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 22,486,903(f)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 22,486,903(f)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,486,903(f)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (b)
14.	Type of Reporting Person IN

(f) Champsi shares voting and dispositive control over (i) 15,487,876 shares of Common Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 1,040,135 shares of Common Stock underlying Series A Preferred Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 381,683 shares of Common Stock underlying Series A Preferred Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502

13D

Page 7 of 15 pages

1.	Names of Reporting Persons. Jean Deleage
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 22,486,903(g)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 22,486,903(g)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,486,903(g)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (b)
14.	Type of Reporting Person IN

(g) Deleage shares voting and dispositive control over (i) 15,487,876 shares of Common Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 1,040,135 shares of Common Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 381,683 shares of Common Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

1.	Names of Reporting Persons. Edward Penhoet
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 22,486,903(h)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 22,486,903(h)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,486,903(h)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (b)
14.	Type of Reporting Person IN

(h) Penhoet shares voting and dispositive control over (i) 15,487,876 shares of Common Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 1,040,135 shares of Common Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, and (iii) 381,683 shares of Common Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII.

CUSIP # 867328502

13D

Page 9 of 15 pages

1.	Names of Reporting Persons. Edward Hurwitz
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds AF
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 10,000
	8.	Shared Voting Power 22,486,903(j)
	9.	Sole Dispositive Power 10,000
	10.	Shared Dispositive Power 22,486,903(j)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,486,903(j)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (b)
14.	Type of Reporting Person IN

(j) Hurwitz shares voting and dispositive control over (i) 15,487,876 shares of Common Stock and 5,108,272 shares of Common Stock underlying Warrants beneficially owned by ABPIII, (ii) 1,040,135 shares of Common Stock and 343,051 shares of Common Stock underlying Warrants beneficially owned by ABPIIIKG, (iii) 381,683 shares of Common Stock and 125,886 shares of Common Stock underlying Warrants beneficially owned by AEBPIII, and (iv) Hurwitz also has beneficial ownership of 10,000 shares of vested Common Stock options exercisable within 60 days.

CUSIP # 867328502

13D

Page 10 of 15 pages

Introductory Note:

This Amendment No. 3 to Schedule 13D is being filed to amend the Schedule 13D relating to the common stock, par value $0.0001 per share, of Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission on April 14, 2009, as amended on November 6, 2009 (the “First Amendment”) and on December 16, 2009 (the “Second Amendment”) (as so amended, the “Schedule 13D.”.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Schedule 13D.

This Amendment No. 3 is being made to reflect the recent participation by ABPIII, ABPIII KG, and AEBPIII in the Common Equity Closing on June 30, 2010 as more fully described in Item 3 below. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the reporting persons in the Schedule 13D and the Schedule 13D remains in full force and effect..

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On March 24, 2006, ABPIII was issued 1,769,975 shares of Common Stock and warrants to purchase 530,992 shares of Common Stock, ABPIIIKG was issued 118,870 shares of Common Stock and warrants to purchase 35,661 shares of Common Stock, and AEBPIII was issued 43,619 shares of Common Stock and warrants to purchase 13,086 shares of Common Stock pursuant to that certain Common Stock and Warrant Purchase Agreement (the “2006 Purchase Agreement”) dated March 17, 2006.  The aggregate purchase price of these securities was $12,073,069. The warrants purchased pursuant to the 2006 Purchase Agreement are collectively referred to herein as the 2006 Warrants.  The 2006 Warrants are exercisable at any time prior to March 24, 2013 at an exercise price of $6.21 per share.  ABPIII, ABPIIIKG and AEBPIII subsequently sold the shares of Common Stock acquired pursuant to the 2006 Purchase Agreement, but retain the 2006 Warrants.

On May 30, 2007, pursuant to a public offering of Common Stock by the Issuer, ABPIII acquired an additional 274,775 shares of Common Stock, ABPIIIKG acquired an additional 18,453 shares of Common Stock, and AEBPIII acquired an additional 6,772 shares of Common Stock. The aggregate purchase price of these securities was $1,329,000.  ABPIII, ABPIIIKG and AEBPIII subsequently sold these shares of Common Stock.

Pursuant to the terms of that certain Securities Purchase Agreement, dated March 31, 2009 (the “2009 Purchase Agreement”), by and among the Issuer, the Purchasers and the other investors that are parties thereto (together with the Purchasers, the “Investors”), ABPIII, ABPIIIKG and AEBPIII purchased units consisting of an aggregate of (i) 333,165 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and (ii) warrants to purchase 3,331,650 shares of Common Stock (the “April 2009 Warrants”), on April 3, 2009 (the “First Unit Closing”) for a total purchase price of  $1,149,425.  Each share of Series A Preferred Stock was convertible into 10 shares of Common Stock, subject to adjustment for any stock dividends, combinations, stock splits, recapitalizations and the like.  The April 2009 Warrants are exercisable at any time prior to April 3, 2016 at an exercise price of $0.22 per share.

On June 29, 2009 and October 27, 2009, the Issuer and the Investors entered into the Agreement Regarding Private Placement of Securities (the “First Amendment Agreement”) and the Second Amendment Regarding Private Placement of Securities (the “Second Amendment Agreement”) respectively, to amend certain terms of the 2009 Purchase Agreement and the Investor Rights Agreement (as defined below).  On October 30, 2009, pursuant to the 2009 Purchase Agreement, as amended, ABPIII, ABPIIIKG, and AEBPIII purchased units consisting of an aggregate of (i) 166,582 shares of Series A Preferred Stock and (ii) warrants (the “October 2009 Warrants” and collectively with the April 2009 Warrants, the “2009 Warrants”) to purchase 1,665,820 shares of Common Stock at an exercise price of $0.22 per share (the “Second Unit Closing”) for an aggregate purchase price of $574,713. The October 2009 Warrants are exercisable at any time prior to October 30, 2016 at an exercise price of $0.22 per share.  The 2009 Warrants and the 2006 Warrants are collectively referred to herein as the “Warrants.”

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13D

Page 11 of 15 pages

On January 19, 2010, the Issuer and the Investors entered into the Third Agreement Regarding Private Placement of Securities (the “Third Amendment Agreement”) to amend certain terms of the 2009 Purchase Agreement.  On March 29, 2010, the Issuer and the Investors entered into the Fourth Agreement Regarding Private Placement of Securities (the “Fourth Amendment Agreement”) to amend certain terms of the Investor Rights Agreement.

On June 30, 2010, pursuant to the 2009 Purchase Agreement, as amended, the Issuer issued and sold an aggregate of approximately 103.6 million shares of Common Stock at a purchase price of $0.275 per share (the “Common Equity Closing”).  In the Common Equity Closing, ABPIII, ABPIII KG, and AEBPIII purchased an aggregate of 11,912,224 shares of Common Stock for the aggregate price of $3,275,862.  Concurrently with the Common Equity Closing, each share of Series A Preferred Stock was automatically converted into 10 shares of Common Stock.

ABPIII, ABPIIIKG, and AEBPIII received the funds used to purchase these securities from capital contributions made to ABPIII, ABPIIIKG, and AEBPIII by its partners and members for investment purposes.

Item 5.

Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

On December 14, 2009, the reporting persons aggregately sold 2,232,464 shares of the Issuer’s Common Stock on the open market at an average price per share of $2.0094.  The range of sale prices for the transactions reported was $1.81 to $2.62 per share.

As a result of the recent Common Equity Closing, ABPIII, ABPIIIKG, AEBPIII, ABMIII, and the Directors collectively beneficially owned 16,909,694 shares of Common Stock and 5,577,209 shares of Common Stock underlying Warrants, representing 9.9% of the Issuer’s outstanding Common Stock.  This percentage is based on the aggregate of 221,175,163 shares of the Issuer’s Common Stock outstanding after the Common Equity Closing and automatic conversion of the Series A Preferred Stock on June 30, 2010.

(b)

ABPIII has sole voting and dispositive control over 15,487,876 shares of Common Stock and 5,108,272 shares of Common Stock underlying Warrants, ABPIIIKG has sole voting and dispositive control over 1,040,135 Common Stock and 343,051 shares of Common Stock underlying Warrants, and AEBPIII has sole voting and dispositive control over 381,683 shares of Common Stock and 125,886 shares of Common Stock underlying Warrants.  ABMIII, as general partner of ABPIII and managing limited partner of ABPIIIKG, may be deemed to have the power to direct the voting and disposition of the 20,596,148 shares (including shares underlying Warrants) held directly by ABPIII and 1,383,186 shares (including shares underlying Warrants) held directly by ABPIIIKG. By virtue of their positions as directors of ABMIII and managers of AEBPIII, each Director may be deemed to share the power to direct the disposition and vote of the 20,596,148 shares (including shares underlying Warrants) held directly by ABPIII, the 1,383,186 shares (including shares underlying Warrants) held directly by ABPIIIKG and the 507,569 shares (including shares underlying Warrants) held directly by AEBPIII. The Directors disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Investor Rights Agreement

The Issuer and the Investors entered into an Investor Rights Agreement, dated April 3, 2009, which agreement has been amended by the First Amendment Agreement, the Second Amendment Agreement and the Fourth Amendment Agreement (as so amended, the “Amended Investor Rights Agreement”).  Pursuant to the Amended Investor Rights Agreement, the Issuer has agreed to register the resale of the shares of Common Stock (i) issued upon conversion of the Series A Preferred Stock, (ii) issued or issuable upon exercise of the Warrants and (iii) issued in connection with the Common Equity Closing (collectively, the “Registrable Securities”).

CUSIP # 867328502

13D

Page 12 of 15 pages

Pursuant to the Amended Investor Rights Agreement, the Issuer is required to file a registration statement (the “Initial Registration Statement”) on Form S-3 to register the resale of the Registrable Securities within forty-five calendar days following the consummation of the Common Equity Closing.  If the Issuer is not permitted to include all Registrable Securities in such registration as a result of Rule 415, it is required file amendments and/or additional registration statements covering the maximum number of Registrable Securities.  The Issuer is required to use its commercially reasonable best efforts to cause each registration statement to become effective within ninety days of filing, unless reviewed.  The Issuer is also required to use its commercially reasonable best efforts to keep the registration statement effective until all shares cease to be Registrable Securities.

Pursuant to the Amended Investor Rights Agreement, the Issuer is required to file a registration statement with respect to the Registrable Securities for an underwritten offering upon the written request of the holders of at least a majority of the Registrable Securities, provided that (i) the Issuer is not permitted to include all Registrable Securities in the Initial Registration Statement, (ii) the per share fair market value of the Common Stock has been at least $0.66 for a period of thirty trading days with an average daily trading volume during such period of at least 200,000 shares (subject to adjustment for any stock dividends, combinations, splits and recapitalizations) and (iii) the aggregate offering price is at least $10,000,000.  The Issuer may decline or postpone the filing of such registration statement under certain circumstances described in the Amended Investor Rights Agreement.  The Issuer has agreed to indemnify the Purchasers and related persons against certain liabilities under the securities laws in connection with the sale of securities under such registration statements.

In accordance with the terms of the Amended Investor Rights Agreement, shares held by the reporting persons will cease to be Registrable Securities upon the earliest to occur of the following: (i) sale pursuant to a registration statement or Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (in which case, only such security sold shall cease to be a Registrable Security); or (ii) to the extent all of the shares held by such holder may be immediately sold to the public without registration or restriction (including without limitation as to volume by the holder thereof) under the Securities Act, including pursuant to Rule 144 in a single or series of related transactions on a single day.

Pursuant to the Amended Investor Rights Agreement, upon the First Unit Closing, the size of the Issuer’s board of directors was set at eight members, and the Investors holding a majority-in-interest of the then outstanding Registrable Securities (the “Majority Investors”) were entitled to designate, and the Issuer was required to nominate, three members to the Issuer’s board of directors.  ABPIII, Bay City Capital L.P. (“Bay City Capital”) and New Enterprise Associates (“NEA”), together with their respective affiliates, each have the right to designate one such investor designee. Pursuant to such right, ABPIII designated Edward Hurwitz to serve on the Issuer’s board of directors.

Pursuant to the Amended Investor Rights Agreement, as amended, following the Second Unit Closing, but no earlier than May 1, 2010 or such later date as determined by the Majority Investors, the size of the Issuer’s board of directors will be increased to nine members, and the Majority Investors will be entitled to designate, and the Issuer will be required to nominate, five members to the Issuer’s board of directors.  Alta, Bay City Capital, NEA and Nextech Ventures, together with their respective affiliates, will each have the right to designate one such investor designee.

The foregoing description is qualified in its entirety by reference to the Investor Rights Agreement, the First Amendment Agreement, the Second Amendment Agreement and the Fourth Amendment Agreement, which are filed as Exhibits C, E, F and H hereto and are incorporated by reference herein.

2009 Warrants

The 2009 Warrants permit the holder to purchase shares of Common Stock at an exercise price of $0.22 per share during the exercise period thereof, which expires on the seventh anniversary of the respective dates of issuance.  Payment of the exercise price may be made in cash, or, subject to certain exceptions, by net exercise. The exercise price and the number of shares issuable upon exercise of the 2009 Warrants is subject to adjustment for any stock dividends, combinations, stock splits, and the like.

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13D

Page 13 of 15 pages

The foregoing description is qualified in its entirety by reference to the Form of 2009 Warrant, which is filed as Exhibit D hereto and is incorporated by reference herein.

2006 Warrants

The 2006 Warrants permit the holder to purchase shares of Common Stock at an exercise price of $6.21 per share during the exercise period thereof, which expires on the seventh anniversary of the date of issuance.  Payment of the exercise price may be made in cash, or by net exercise. The exercise price and the number of shares issuable upon exercise of the 2006 Warrants is subject to adjustment for any stock dividends, combinations, stock splits, and the like.

The foregoing description is qualified in its entirety by reference to the Form of 2006 Warrant, which is filed as Exhibit I hereto and is incorporated by reference herein.

Other than as described in this Schedule 13D the Reporting Persons are not parties to any other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or call, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:

Joint Filing Statement.

Exhibit B:

Securities Purchase Agreement, dated March 31, 2009, by and among Sunesis Pharmaceuticals, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit C:

Investor Rights Agreement, dated April 3, 2009, by and among Sunesis Pharmaceuticals, Inc and the parties thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit D:

Form of Warrant to Purchase Common Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 3, 2009).

Exhibit E:

Agreement Regarding Private Placement of Securities (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 2, 2009).

Exhibit F:

Second Amendment Regarding Private Placement of Securities (incorporated by reference to Exhibit 10.66 to the Issuer’s Current Report on Form 8-K filed on November 2, 2009).

Exhibit G:

Third Agreement Regarding Private Placement of Securities (incorporated by reference to Exhibit 10.67 to the Issuer’s Current Report on Form 8-K filed on January 21, 2010).

Exhibit H:

Fourth Amendment Regarding Private Placement of Securities (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 2, 2010).Exhibit I:  Form of Warrant to Purchase Shares of Common Stock of Sunesis Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.46 to the Issuer’s Current Report on Form 8-K filed on March 22, 2006).

CUSIP # 867328502

13D

Page 14 of 15 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 9, 2010

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:                 /s/ Edward Hurwitz ____________

By:                 /s/ Edward Hurwitz ____________

Edward Hurwitz, Director

Edward Hurwitz, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:                 /s/ Edward Hurwitz ____________

                Edward Hurwitz, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:                 /s/ Edward Hurwitz___________

                Edward Hurwitz, Director

                  /s/ Jean Deleage_______________

                  /s/ Farah Champsi______________

        Jean Deleage

        Farah Champsi

                  /s/ Edward Hurwitz _______________

                  /s/ Edward Penhoet_____________

         Edward Hurwitz

        Edward Penhoet

CUSIP # 867328502

13D

Page 15 of 15 pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is filed on behalf of each of us.

Date: July 9, 2010

ALTA BIOPHARMA PARTNERS III, L.P.

ALTA BIOPHARMA MANAGEMENT III, LLC

By: Alta BioPharma Management III, LLC

By:                 /s/ Edward Hurwitz __________

By:      /s/ Edward Hurwitz ____________

Edward Hurwitz, Director

Edward Hurwitz, Director

ALTA EMBARCADERO BIOPHARMA PARTNERS III, LLC

By:                 /s/ Edward Hurwitz ____________

                Edward Hurwitz, Manager

ALTA BIOPHARMA PARTNERS III GMBH &CO. BETEILIGUNGS KG

By: Alta BioPharma Management III, LLC

By:                 /s/ Edward Hurwitz___________

                Edward Hurwitz, Director

                  /s/ Jean Deleage_______________

          /s/ Farah Champsi______________

        Jean Deleage

  Farah Champsi

                  /s/ Edward Hurwitz _______________

          /s/ Edward Penhoet_____________

         Edward Hurwitz

 Edward Penhoet